United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, DC 20549

Attention: Mr. Jim B. Rosenberg

January 9th 2006

VIA EDGAR

Re:	Response to SEC Comments:

BioProgress Plc (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2004

File No: 000-50994

Dear Mr. Rosenberg:

Further to your letter dated December 21st 2005, I wish to provide the following response to your comments.

In late March 2005, the Company’s Board of Directors established a sub-committee to undertake a strategic and financial review of the Company’s business. Members of the sub-committee included myself and Richard Trevillion. At the time, Richard Trevillion was serving as a non-executive director of the Company. The sub-committee’s review was focused upon financial management of the Company and the functioning of the corporate governance within the Company.

The Board decided independent accountants not connected with the Company should be asked to assist with this process. As a consequence, BDO Stoy Hayward were appointed and provisional findings were communicated to the sub-committee and subsequently to the full Board on an on-going basis.

BDO Stoy Hayward identified certain improvements that could be made in the Company’s disclosure controls and procedures. Previous deficiencies were largely attributable to a culture created by prior management which the Company’s new management did not believe allowed for the prompt and careful disclosure of information within the organization. At the time the Company was due to file its Annual Report on Form 20-F, the Company’s new management was still conducting its review. However, at that time, in the interests of good corporate governance, the directors believed it was appropriate to generally identify to shareholders the need to strengthen the control environment.

The issues raised by the review have been disclosed where appropriate to our shareholders through various public news wire releases, including in the Company’s interim results for the six months ended June 30, 2005 as filed with the SEC on Form 6-K for the month of September 2005. The matters arising from the review were not deemed to be materially significant enough for the financial statements to be restated at the 2004 year end or at 2005 interim stage. This was confirmed by our auditors Grant Thornton.

In response to the issues raised by the review, the Company’s new management has instituted certain new policies with respect to disclosure controls and procedures, has made these policies more widely known within the Company and has made certain personnel changes within management with the goal of strengthening the Company’s internal disclosure controls and procedures.

In connection with the above response, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely

Daniel T Farrow

Chief Financial Officer